Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
AMC Networks Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-210340) on Form S-3 and (No.333-214083) on Form S-8 of AMC Networks Inc. of our reports dated March 1, 2018, with respect to the consolidated balance sheets of AMC Networks Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule as listed in the index to Item 15 (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appears in the December 31, 2017 annual report on Form 10-K of AMC Networks Inc.

/s/ KPMG LLP
New York, New York
March 1, 2018